

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
John J. Mulligan
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re:** **Target Corporation**
> **Form 10-K for Fiscal Year Ended February 1, 2014**
> **Filed March 14, 2014**
> **File No. 1-6049**

Dear Mr. Mulligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Executive Summary, page 16

Data Breach, page 17

Insurance Coverage, page 18

1. We note that your network-security insurance coverage is subject to a $10 million deductible. Please tell us whether this coverage has any other significant limitations. In addition, please describe for us the "certain other coverage" that may reduce your exposure to Data Breach losses.

Credit Card Receivables Transaction, page 18

2.   Please tell us what consideration you gave to discussing the reasonably likely impacts on your future results of operations of selling the U.S. consumer credit card portfolio and having TD now underwrite, fund and own Target Credit Card and Target Visa consumer receivables. For example, such discussion might include how profit-sharing income after the March 2013 sale of the credit card portfolio compared to credit card income for periods prior to the March 2013 and whether you reasonably expect a material favorable or unfavorable impact on earnings in future periods and why or why not. Please refer to Item 303(a)(3) of Regulation S-K.

Analysis of Results of Operations, page 19

Canadian Segment, page 23

3.   We note the significant dilution to GAAP earnings per share attributed to the results of the Canadian Segment. Please tell us what consideration you gave to discussing and quantifying the extent to which the fiscal 2013 performance of the Canadian Segment is attributed, on the one hand, to start-up costs and challenges versus, on the other hand, lower than anticipated sales and earnings of Canadian stores once opened. Additionally, please tell us what consideration you gave to disclosing the extent to which the performance of the Canadian Segment can reasonably be expected to continue to negatively impact your results of operations in future periods. Please refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 25

4.   In future filings, to the extent material, please expand your discussion of how the trend towards mobile and multi-channel shopping will affect both your liquidity and capital resources expenditures moving forward. In this regard we note your risk factor disclosures on pages 5 and 6 that an increasing portion of your business is migrating online and that you plan on making "significant technology investments" to keep pace with this transition, as well as your disclosure on page 27 that you plan for $2.1 billion to $2.3 billion in capital expenditures in 2014, and your chief financial officer's statements made during the 2014 fourth quarter earnings call on February 26, 2014, that a large portion of these expenditures will be used towards supply chain technology to support multichannel efforts, rather than investing in new store locations. Please refer to Item 303(a)(1)-(2) of Regulation S-K.

Critical Accounting Estimates, page 28

Income Taxes, page 30

5.   We note you have foreign net operating loss carryforwards of $394 million as of February 1, 2014, primarily related to the start-up operations of the Canadian Segment, and you have concluded no valuation allowance is necessary. Please tell us what consideration you gave to disclosing additional information that would allow for an assessment of the probability of future material charges related to the recoverability of these net operating loss carryforwards. For example, tell us your consideration of disclosing: the positive and negative evidence that was evaluated in concluding it is more likely than not these carryforwards will be fully utilized prior to expiration, the evidence which indicates the losses in the first year of operations in the Canadian Segment are an aberration rather than a continuing condition, and the risks and uncertainties which could reasonably be expected to impact your assessment of the need for a valuation allowance in future periods. Please refer to Item 303(a)(3)(ii) of Regulation S-K which requires a description of a known uncertainty as well as Section V of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data, page 33

Notes to consolidated Financial Statements, page 40

Note 6. Credit Card Receivables Transaction, page 41

6.   With reference to the guidance in ASC 860 that was applied, please tell us the basis in GAAP for your accounting for the March 2013 credit card receivables transaction. In doing so, please be sure to address the basis for immediate gain recognition, the nature and terms of the beneficial interest retained, and your consideration of whether servicing assets or liabilities should be recorded in connection with the transfer.

Note 10. Inventory, page 44

7.   We note your disclosure that the LIFO provision is calculated based on inventory levels, markup rates and internally measured retail price indices. Please explain to us whether the LIFO provision represents an additional expense because the cost of inventories determined using the FIFO method exceed the cost of inventories determined using the LIFO method or a reduction to expense because the cost of inventories determined using the LIFO method exceed the cost of inventories determined using the FIFO method. In addition, please revise your disclosure in future filings to clarify what the LIFO provision represents and to disclose the amount of the LIFO provision if material**.**

Note 17. Commitments and Contingencies, page 46

Insurance Coverage, page 48

8.   Please tell us how you concluded that recovery of the $44 million receivable from your insurance carriers is probable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at 202-551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief